111 South Wacker Drive Chicago, IL 60606 Telephone: 312-443-0700 Fax: 312-443-0336 www.lockelord.com James W. Ashley Direct Telephone: 312-443-1873 Direct Fax: 312-896-6573 jashley@lockelord.co

December 18, 2009

VIA EDGAR

Ms. Anne Nguyen Parker
Branch Chief – Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	AMCOL International Corporation
Amendment No. 1 to Form S-3
Filed October 26, 2009
Response Letter Dated October 26, 2009
File No. 333-161802

Dear Ms. Parker:

This letter sets forth the responses of AMCOL International Corporation (the “Company”) to the Securities and Exchange Commission (“SEC”) comment letter (the “comment letter”) dated November 6, 2009 in connection with Amendment No. 1 to the registration statement on Form S-3 filed by the Company with the SEC on October 26, 2009 (the “Registration Statement”).  For ease of reference, we have set forth the comments in the comment letter followed by the Company’s responses.

In addition to the responses to the SEC’s comment letter described below, the Company has elected to remove stock purchase units from the Registration Statement.

General

1.
On October 28, 2009, we issued a comment letter regarding your Form 10-K for the fiscal year ended December 31, 2008, as well as the 2009 proxy statement incorporated by reference.  Please note that we will not be in a position to accelerate the effective date of this registration statement until we have cleared comments on your annual report and related filings.

Response:

On behalf of the Company, we note that the Staff will not be in a position to accelerate the effective date of the Registration Statement until the Staff has cleared comments on the Company’s Form 10-K for the fiscal year ended December 31, 2008 and the Company’s 2009 proxy statement incorporated by reference.  We further note that per the Staff’s letter of December 4, 2009, the Staff has cleared these comments.

Atlanta, Austin, Chicago, Dallas, Houston, London, Los Angeles, New Orleans, New York, Sacramento, San Francisco, Washington DC

Anne Nguyen Parker
U.S. Securities and Exchange Commission
December 18, 2009

Description of Stock Purchase Contracts and Stock Purchase Units, page 13

2.
Please expand your discussion of the stock purchase units to provide a more comprehensive description of these securities, particularly with respect to the bundled debt securities.  For example, in the event that the investor does not perform under the stock purchase agreement, clarify whether the investor will become the obligor or obligee of the debt.

Response:

As noted above, the Company has elected to remove stock purchase units from the Registration Statement.  As such, all discussion regarding the stock purchase units has been removed from Amendment No. 2 to the Registration Statement.

3.
In addition, please provide us with an analysis as to whether you are required to register these third party obligations, and tell us whether you will obtain and file a legal opinion regarding any third party debt securities included in the stock purchase units.

Response:

Please see the response to Comment 2.

Exhibit 5.1

4.
We note your response to prior comment 5.  Please have counsel clarify whether it is their intention to omit reported judicial decisions from the scope of their opinion regarding the laws of the State of New York and the Delaware General Corporation Law.

Response:

It is not our intention to omit reported judicial decisions regarding the laws of the State of New York and the Delaware General Corporation Law from the scope of our opinion.  To clarify our intent we have revised our opinion to specifically include judicial decisions regarding the laws of the State of New York and the Delaware General Corporation Law.

If you have any questions about this filing, please contact me or Kerry Vyverberg of Locke Lord Bissell & Liddell LLP at (312) 443-0598.

Very truly yours,

LOCKE LORD BISSELL & LIDDELL LLP

/s/ James W. Ashley, Jr.

By: James W. Ashley, Jr.

cc:	Donald W. Pearson
Kerry Vyverberg